SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 08 May 2015

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1
 Result of AGM

Exhibit No: 99.1

INTERCONTINENTAL HOTELS GROUP PLC
Results of 2015 Annual General Meeting

The Annual General Meeting of InterContinental Hotels Group PLC was held on Friday 8 May 2015.

All resolutions set out in the Notice of Meeting were duly passed on a poll. The number of votes for and against each of the resolutions put before the Meeting and the number of votes withheld were as follows:

	RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	TOTAL VOTES	VOTES WITHHELD
1	Receipt of financial statements 2014	157,440,199	100.00	7,839	0.00	157,448,038	243,331
2	Approval of Annual Report on Directors' Remuneration 2014	149,415,662	96.99	4,633,208	3.01	154,048,870	3,642,496
3	Declaration of final dividend	157,451,517	99.99	11,304	0.01	157,462,821	228,548
4(a)	Election of Anne Busquet as a Director	156,934,189	99.69	492,320	0.31	157,426,509	264,536
4(b)	Election of Jo Harlow as a Director	157,370,918	99.97	52,072	0.03	157,422,990	268,056
4(c)	Re-election of Patrick Cescau as a Director	156,339,486	99.31	1,079,599	0.69	157,419,085	271,961
4(d)	Re-election of Ian Dyson as a Director	148,712,845	97.34	4,060,415	2.66	152,773,260	4,917,786
4(e)	Re-election of Paul Edgecliffe-Johnson as a Director	153,151,731	97.29	4,267,860	2.71	157,419,591	271,455
4(f)	Re-election of Jennifer Laing as a Director	157,202,354	99.86	221,448	0.14	157,423,802	267,244
4(g)	Re-election of Luke Mayhew as a Director	156,219,802	99.24	1,198,559	0.76	157,418,361	272,685
4(h)	Re-election of Jill McDonald as a Director	157,373,540	99.97	48,036	0.03	157,421,576	269,470
4(i)	Re-election of Dale Morrison as a Director	157,249,907	99.89	168,944	0.11	157,418,851	272,195
4(j)	Re-election of Tracy Robbins as a Director	153,518,346	97.52	3,900,267	2.48	157,418,613	272,433
4(k)	Re-election of Richard Solomons as a Director	157,401,730	99.99	21,161	0.01	157,422,891	268,478
4(l)	Re-election of Ying Yeh as a Director	156,723,569	99.55	700,553	0.45	157,424,122	266,924
5	Reappointment of Ernst & Young LLP as Auditor	150,173,597	95.38	7,274,519	4.62	157,448,116	243,252
6	Authority to set Auditor's remuneration	157,176,626	99.84	259,423	0.16	157,436,049	255,320
7	Authority to make political donations	153,770,170	97.74	3,555,969	2.26	157,326,139	364,907
8	Authority to allot shares	140,099,901	89.40	16,607,780	10.60	156,707,681	983,687
9	Disapplication of pre-emption rights	156,541,814	99.46	842,314	0.54	157,384,128	307,241
10	Authority to purchase own shares	157,339,163	99.94	92,786	0.06	157,431,949	259,420
11	Notice of General Meetings	143,689,065	91.28	13,727,720	8.72	157,416,785	274,583

NOTES:

1. The 'For' vote includes those giving the Chairman discretion.
2. Votes 'Withheld' are not counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.
3. The total number of ordinary shares in issue, excluding Treasury Shares, on Wednesday 6 May 2015 was 236,117,256.

4. Copies of the resolutions passed, other than resolutions concerning ordinary business, will be submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at
    www.hemscott.com/nsm.do

For further information

Investor Relations (David Kellett, Emma Parker, Matt Woollard):	+44 (0)1895 512176	+44 (0)7808 098724

Media Relations (Yasmin Diamond, Zoe Bird):	+44 (0)1895 512008	+44 (0)7736 746167

Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN™ Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®. In January 2015, IHG acquired Kimpton Hotels & Restaurants, the world's leading boutique hotel business.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 84 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.

IHG franchises, leases, manages or owns over 4,800 hotels and more than 710,000 guest rooms in nearly 100 countries, with over 1,200 hotels in its development pipeline. Over 350,000 people work across IHG's hotels and corporate offices worldwide.

In January 2015 we completed the acquisition of Kimpton Hotels & Restaurants, adding 62 hotels (11,300 rooms) to our system size and 16 hotels to our development pipeline.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	08 May 2015